Exhibit 3.95

CERTIFICATE OF FORMATION

OF

DOMINICK’S SUPERMARKETS, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the

“limited liability company”) is:

Dominick’s Supermarkets, LLC

SECOND: The address of the registered office and the name and the address of the registered agent of the limited liability company are Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Dated: October 9, 2013.

By:	/s/ Thomas L. Hanavan
Thomas L. Hanavan
Authorized Person
Vice President